

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2013

Via E-mail
Mr. Kevin Cummings
President and Chief Executive Officer
Investors Bancorp, Inc.
100 JFK Parkway
Short Hills, New Jersey 07078

Re: Investors Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed November 8, 2013
File No. 000-51557

Dear Mr. Cummings:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John P. Nolan

/s/ John P. Nolan
Senior Assistant Chief Accountant